Exhibit 99.1

ALL RIGTHS BELONG TO FUSION - FUEL — ENDLESS ENERGY. UN L I M I TE D FUTURE.

ALL RIGTHS BELONG TO FUSION - FUEL 00 — Disclaimer This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company”). Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID - 19 or other adverse public health developments on the Company’s business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse. The forward - looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. The Company cautions readers not to place undue reliance upon any forward - looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Use of Social Media as a Source of Material News The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information. 2

ALL RIGTHS BELONG TO FUSION - FUEL 00 — Disclaimer Financial Statement Presentation; Non - IFRS Financial Measures The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and are denominated in Euros (“EUR” or “€”). The Company uses non - IFRS financial measures to evaluate its results of operations and as supplemental indicators of its operating performance . The non - IFRS financial measures that the Company uses are EBITDA (earnings before interest, taxes, depreciation, and amortization), EBIT (earnings before interest and taxes), and EBT (earnings before taxes) . We use another non - IFRS measure, gross margin . We calculate gross margin as follows, Revenues minus Cost of Gross Sales (cost of gross sales includes all the direct costs associated with the creation of the products or services sold, plus the depreciation of the equipment used on that creation) . We believe that these non - IFRS financial measures enhance the understanding of our historical and current financial results and provide investors with measures used by management for planning and forecasting of future periods. Further, we believe that each of the foregoing non - IFRS financial measures enable our board of directors and management to analyze and evaluate financial and strategic planning decisions that will directly affect operating decisions and investments. We believe these measures are important indicators of our operational strength and performance of our business because they provide a link between operational performance and operating income. Accordingly, we believe the presentation of these measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the methods used by management. These non - IFRS financial measures should be considered in addition to, rather than as a substitute for, our actual operating results included in our consolidated financial statements. 3

ALL RIGTHS BELONG TO FUSION - FUEL 01 — M A R KE T

ALL RIGTHS BELONG TO FUSION - FUEL Source: “Carbonomics: The Rise of Clean Hydrogen”, Goldman Sachs Equity Research, BofA Global Research 01 — W H Y HYDROGEN? 2 . 5x that of natural gas and gasoline on an energy equivalent basis . 100x the energy density of lithium - ion batteries. Renewables and energy storage have the potential to lead the decarbonization movement, a process that is already well underway. However, electrification alone is not sufficient to achieve carbon reduction targets… Due to its versatility and high energy content relative to mass, hydrogen is uniquely positioned to decarbonize hard - to - abate sectors like ammonia production , oil refining , heating , and commercial transport . Once compressed, hydrogen compares favorably against other fuels due to its low weight and high energy density, more than 2.5x that of natural gas and gasoline on an energy equivalent basis, and 100x the energy density of lithium - ion batteries. It is estimated that between 20 - 30% of global carbon emissions could be eliminated by hydrogen. 5

FUSION-FUEL™

01— CURRENT STATE

Hydrogen is not a new story – it provides roughly 4% of global primary energy demand, representing a € 150 billion market.

More than 90% of this demand stems from oil refining and ammonia production.

2020

73 Mt Hydrogen Produced


75%
NATURAL GAS
23%
COAL
2%
ELECTROLYSIS

Source: IRENA; IEA; Resources for the Future; BofA Global Research; Credit Suisse, "Hydrogen: A New Frontier".

Conventional production of hydrogen is highly carbon-intensive, producing between **9-20 kg** of CO_2 per kilogram of hydrogen. In total, hydrogen production accounts for more carbon emissions than the entire airline industry.

Emissions-free hydrogen (Green Hydrogen) can be produced through electrolysis, but at costs generally **3-5x** that of conventional hydrogen production.

As a result, only **~2%** of hydrogen today is produced through electrolysis, and only **0.1%** of total hydrogen produced is Green Hydrogen.

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ALL RIGTHS BELONG TO FUSION - FUEL Hydrogen demand is expected to grow by over 7x by 2050; nearly all the incremental demand will come from new applications, led by transportation. Global installed electrolyzer capacity is around 100 MW today, compared to the EU’s ambition of deploying 40 GW of electrolyzers by 2030, suggesting a dramatic ramp up in global production in order to meet future Green Hydrogen demand. 01 — LOOKING AHEAD Source: Hydrogen Council, IEA, Goldman Sachs Equity Research, BNP Paribas Research. PROJECTED HYDROGEN MARKET GROWTH, EJ 10 2020 Power g e n er a tio n, buffering Building heat and power New feedstock (CCU, DRI) Existing fee ds to c k uses Transportation I ndus tri a l energy 14 2030 28 2040 77 2050 10 9 9 22 16 8 2015 11 7

FUSION-FUEL™

01— MARKET DYNAMICS

Hydrogen transportation is starting to become a reality.

Around 11’200 hydrogen-powered cars and 20’000 hydrogen forklift trucks are already on the road globally. Over **5’000 hydrogen fueling stations** have been announced for 2030, from **600** today.

Policy support underpinning hydrogen investment case.

The EU Hydrogen Strategy calls for **40 GW** of **electrolyzer capacity** and **10mt** of **Green Hydrogen production by 2030**, which would require anywhere from **€ 250-400** billion in investment.

Renewable energy costs continue to decline.

The average installation cost of solar farms has fallen by around **80%** over the last decade, with the expectation of a further **50% in cost reductions by 2030**.

No clear winners today; ample runway for growth.

The electrolyzer equipment market was roughly $250 million in 2020; to build out sufficient scale to meet decarbonization targets globally would imply an annual **electrolyzer market of $25 billion in peak years.**

Source: Goldman Sachs Global Investment Research; IRENA Green Hydrogen Policy.

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FUSION-FUEL™

01— KEY DEVELOPMENTS



Canada
target to be one of the world's top hydrogen producers by 2050; allocated C$1.5 bn into a low-carbon and zero-emissions fuel fund.

United States
DOE allocated **$64** m in 2020 funding to support H2@Scale vision; NextEra Energy, SoCalGas, SDG&E, and Xcel Energy launch pilots to explore blending hydrogen into natural gas supplies

Chile
Hydrogen Strategy goals of 5 GW of electrolysis capacity by 2025, and the lowest cost of Green Hydrogen production globally by 2030.

France
allocated € 7.2 bn through 2030 for Green Hydrogen development.

Portugal
€ 7 bn investment in Green Hydrogen by 2030.

Spain
€ 8.9 bn investment into Green Hydrogen technology untill 2030.

Italy
intends to develop 5 GW of electrolysis capacity by 2030.

Germany
allocated the largest share of its clean energy stimulus funds to Green Hydrogen at € 10.8 bn.

Saudi Arabia
recently announced a $5 bn production plant to produce 650 tons of Green Hydrogen each day.

China
Hydrogen FCV Technology Roadmap targets 1 million FCVs in operation by 2030, operating with at least 50% Green Hydrogen.

Japan
JH2A founded to promote hydrogen sector; **88** companies have joined the initiative, including Toyota, Iwatani, Toshiba, ENEOS, and Mitsui

Australia
the proposed Asian Renewable Energy Hub, with 26 GW of electrolyzer capacity, secured "major project status" from the federal government.

Source: Exane BNP Paribas Research, Goldman Sachs Global Investment Research; Japan Hydrogen Association, Bloomberg, PV-Magazine, Reuters, Wall Street Journal, NRCan

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ALL RIGTHS BELONG TO FUSION - FUEL 02 — FUSION FUEL B U S I N ES S MODEL

ALL RIGTHS BELONG TO FUSION - FUEL 02 — FUSION FUEL MISSION Our objective is to provide the world with innovative Green Hydrogen solutions that accelerate the energy transition, enabling the sustainable and commercially - viable reduction of carbon emissions. 11

ALL RIGTHS BELONG TO FUSION - FUEL 02 — BUSINESS LINES TECHNOLOGY SALES HYDROGEN SALES Provider of Green Hydrogen Technology • Sell and install Fusion Fuel hydrogen generators to customers seeking to operate and own Green Hydrogen facilities. • Develop and sell Green Hydrogen plants. • Remote tracking and monitoring of hydrogen generator performance, and maintenance flagging. Fusion Fuel operates two primary business lines. Seller of Green Hydrogen • Develop, finance and own Green Hydrogen plants to sell Green Hydrogen to customers across the utility, refining, ammonia, and industrial sectors. • Sale of Green Hydrogen based on long - term contracts (HPAs), creating visible and secure cash flow. 12

ALL RIGTHS BELONG TO FUSION - FUEL 03 — TEC H N O L O G Y

03 — H E VO HEVO is the defining creation of this revolutionary new concept and design - a bold step in the evolution of the Hydrogen technology. ALL RIGTHS BELONG TO FUSION - FUEL HEVO is Fusion Fuel’s proprietary miniaturized PEM based electrolyzer. It has been specifically designed to be small, light, and critically, able to be mass produced using automated production lines. Its extraordinary simplicity allows us to fundamentally rethink the production of Green Hydrogen. 14

FUSION-FUEL™


HEVO—SOLAR™

03—
HEVO-SOLAR

The combination of HEVOs with a high efficiency concentrated photovoltaic solar solution, designed to use both the electrical and thermal energy from solar radiation, enables us to uncouple hydrogen production from the grid.

The HEVO-SOLAR benefits from direct access to the electrical energy created without transport and conversion losses and the freely available thermal energy, which together reduce the energy load required to split the water molecule.

Each HEVO-SOLAR has a surface area of around 100m^2, weighs approximately 4 tons and includes around 288 HEVOs.

In a location with a solar irradiation level of 2'100 KWh/m^2/year (such as in Southern Portugal), each HEVO-SOLAR can produce 1 ton of Green Hydrogen per year using only solar power. By utilizing other sources of renewable electricity at night each HEVO-SOLAR can produce 2 tons of Green Hydrogen per year.

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ALL RIGTHS BELONG TO FUSION - FUEL Establishing increased production capacity is key to Fusion Fuel’s growth strategy and ability to reach its mid - term levelized cost of Hydrogen target. Production plant development is expected to start during the summer of 2021 to be able to meet the required product supply planned for 2022. The expected CAPEX on building up production capacity between 2021 - 2025 is € 35m. The business plan has Fusion Fuel delivering the equivalent of around 500 MW of electrolyzer capacity per annum in 2025. In 2021 Fusion Fuel is outsourcing its production and then its own production line is expected to come on - line. Fusion Fuel expects to develop further production plants, above the capacity noted, related to any expansion beyond Southern Europe. 03 — PRO D U CT I ON FACILITY 0. 300. 150. 450. 600. 202 1 2022 2023 2024 2025 Annual Electrolyzer Production Capacity (MW) 0% 25% 50% 75% 100% 2025 Production Source Mix 202 1 2022 Fusion Fuel 2023 2024 Outsourced Production Fusion Fuel plans to establish its own industrialized and automated production line during 2021. 16

ALL RIGTHS BELONG TO FUSION - FUEL 04 — B U S I N ES S D E VE L O P M E N T

ALL RIGTHS BELONG TO FUSION - FUEL The hydrogen landscape has changed dramatically over the last twelve months. We have seen an explosion of interest in Green Hydrogen projects in the power utility, refining, ammonia, e - fuels, and commercial transportation sectors. This is reflected in our current five - year project funnel, which includes a multitude of commercial opportunities in seven countries. 04 — PIPELINE OV E RV I E W 0 37,500 75,000 112,500 150,000 2021 2022 2023 2024 2025 2026 Project Funnel Business Plan Annual Hydrogen Production Capacity (tons) The volume of current proposed pipeline funnel is 4x the business plan and production capacity, reflecting growing demand. Note: Our project funnel reflects non - binding proposals that we have submitted; these projects are not yet signed and may not materialize. 18

FUSION FUEL™

04—
QUOTED FIVE-YEAR PIPELINE





SPAIN
207K
tons

PORTUGAL
61K
tons

MOROCCO
37K
tons

GREECE
30K
tons

CHILE
4K
tons

UNITED ARAB EMIRATES
15K
tons

INDIA
8K
tons

TOTAL PROJECT FUNNEL THROUGH 2026
OVER 360K TONS

Note: Our project funnel reflects non-binding proposals that we have submitted; these projects are not yet signed and may not materialize. These figures represent the annual hydrogen production of the projects.

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ALL RIGTHS BELONG TO FUSION - FUEL 04 — 2021 PROJECTS energy storage and bottled hydrogen sales PORTUGAL blend into natural gas network, stations for FCEV SPAIN used for synthetic fuel and to supply fueling M O R O CC O production of Green Ammonia 2021 1’000 tons of Hydrogen annually Fusion Fuel aims to produce 600 HEVO - SOLAR units in 2021 to be installed in several projects, which after being commissioned will produce 1’000 tons of green hydrogen per year, thereby establishing itself as a strategic partner to several off - takers and players in the industry. The purpose of the hydrogen produced varies project by project: Target to develop projects that will produce 1 ’ 000 tons of Green Hydrogen as of 2022. Spread across several projects in Portugal, Spain and Morocco. 20

FUSION FUEL™

04— PORTUGAL

Fusion Fuel's Green Hydrogen Utility Scale Demonstrator, in Evora will have 55 HEVO-SOLAR units and will produce around 60 tons of Green Hydrogen per year.

The Evora Green Hydrogen project will be developed in two phases:

ÉVORA

1st

GREEN HYDROGEN PLANT
in Portugal.

PHASE 1

15

15 HEVO-SOLAR units
demonstrating the production of Green Hydrogen from solar radiation and converting it to electricity at night.

PHASE 2

40

40 HEVO-SOLAR units
to produce green hydrogen to inject into the natural gas network and sell in containers for industrial uses.

55
HEVO-SOLAR units

60
tons of Green Hydrogen per year

Go-live of Evora Hydrogen production 2Q 2021.

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ALL RIGTHS BELONG TO FUSION - FUEL 04 — POR T U G AL Partnership with 4 companies to develop a Green Ammonia production facility in Sines. 4 €136m PROJEC T 55 ’ 000 tons of green ammonia 10 ’ 250 tons of green hydrogen annually COMPANIES S I N E S As part of the Sines plans, Fusion Fuel has created a partnership with companies along the entire value chain, from solar energy to off - taker, to create a green ammonia plant in the area of Sines using Green Hydrogen from Fusion Fuel’s technology. The project has been submitted to the European Commission Program for Hydrogen and the companies are further progressing the project feasibility study. The proposed project has a total CAPEX of around € 136m, will aim to produce 55,000 tons of green ammonia using 10,250 tons of Green Hydrogen annually. 22

ALL RIGTHS BELONG TO FUSION - FUEL 04 — S PA I N Fusion Fuel has entered into strategic partnerships to explore the potential to develop several e - fuel plants and hydrogen refueling stations in Spain . Fusion Fuel signed MoUs to explore potential projects with: …to study the feasibility of a network of hydrogen refueling stations and the development of synthetic fuel plants in Spain, where Fusion Fuel would provide the associated supply of Green Hydrogen. …to develop an industrial plant to produce 35’000 tons of synthetic fuel per year capturing 100’000 tons of CO 2 from their steel mill and 14’000 tons of Green Hydrogen produced with Fusion Fuel Technology. This partnership will look to explore additional projects in Spain. A major international energy trader has submitted an LoI to buy the synthetic fuel. GRUPO INDUSTRIAL CL GLOBAL ENERGY TRADER 23

ALL RIGTHS BELONG TO FUSION - FUEL 04 — M ORO CC O PROTON V E N T U R E S 183 ’ 000 tons of green ammonia 33 ’ 000 tons of green hydrogen annually Fusion Fuel is jointly developing a green ammonia project in the southern part of the country. Fusion Fuel entered into a partnership with Proton Ventures to develop a green ammonia plant in the south of Morocco to produce and supply 33’000 tons of Green Hydrogen per year to be used in the production of 183’000 tons of green ammonia. These projects will be developed and installed from 2021 to 2026. 24

L E FU - N O I S U F O T G N O L E B S H T G I R L AL ALL RIGTHS BELONG TO FUSION - FUEL 05 — B U S I N ES S PLAN UPDATE

ALL RIGTHS BELONG TO FUSION - FUEL 05 — TECH S A L ES Tech sales are categorized as sales of HEVO - SOLAR units to produce Green Hydrogen . Sales to "3 rd Party Projects”, represent the HEVO - SOLAR units to be sold to clients looking to own and operate their own Green Hydrogen plants. Fusion Fuel plans to own and operate some of the Green Hydrogen plants it develops. These are shown as “Owned Projects”. Expected capital required to establish the ”Owned Projects” portfolio is around € 600m. Fusion Fuel is confident that the attractive economics of the Owned Projects will enable them to be financed on terms which are highly accretive to the company’s shareholders. 0 55 110 165 220 2021 2022 2023 2024 2025 Own Projects Annual Investments (€m) 0 15,000 7,500 22,500 30,000 2025 HEVO - SOLAR Sales (units) 2021 2022 3rd Party Projects 2023 2024 Own Projects 26

ALL RIGTHS BELONG TO FUSION - FUEL 05 — H Y DROG E N SALES Fusion Fuel will enter into long - term Hydrogen Purchase Agreements for the output from the plants it develops, owns and operates. Over their entire lifetime the Owned Projects are expected to generate € 2.9bn of Revenues and € 1.4bn of EBITDA. The company has an overall levered IRR target of around 20% for the Owned Project portfolio. Fusion Fuel’s Green Hydrogen plants have a lifespan of 25 years. 0 100 75 50 25 202 1 202 2 202 3 202 4 202 5 Fusion Fuel Hydrogen Plants (Owned Projects) H2 Produced p.a. (k tons) H2 Sales (€m) 27

ALL RIGTHS BELONG TO FUSION - FUEL 05 — GRANTS & TAX CREDITS Fusion Fuel is already eligible for certain tax credits given its innovation status in Portugal and it will also look to participate in the European Green Deal programs. Green Deal & Hydrogen Support Programs Fusion Fuel has already submitted proposals for projects during 2020, some as partnerships with other companies. During 2021, Fusion Fuel plans to continue to put forward projects for consideration for various Hydrogen subsidy programs in Southern Europe. Associação Nacional de Inovação - ANI Fusion Fuel has been recognized as an innovation company in Portugal and is therefore eligible to offset certain R&D costs through tax credits. 28

ALL RIGTHS BELONG TO FUSION - FUEL 05 — B U S I N ES S PLAN 2021 - 25 Projections are based on the financial and business model of Fusion Fuel, constitute “forward - looking statements” and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation. 1 Owned Projects represent the full investment amount of the project being installed that year. 2 Refers to the lifetime value of a plant. For example, the project installed in 2021 will generate €43.7m of EBITDA over the full 25 - year lifespan of the plant. 3 Refers to the lifetime project EBITDAs for the projects developed in that year. The cumulative also includes previous years projects. In 2021 Fusion Fuel will only install wholly - owned projects that will produce Green Hydrogen for sale from 2022 onwards. From 2022 - 2025 we will produce units to sell to third parties as well as owned projects. These projects have a 25 - year lifespan. For modeling purposes, as of 2026, the plan assumes only third - party sales of HEVO - SOLAR units. Fusion Fuel’s business plan projects delivering the equivalent of around 500 MW of electrolyzer capacity per annum in 2025. Tax incentives and potential future grants or governmental support have not been included. Fusion Fuel’s business consists of a mix of owned developments and third - party projects. € m’s 2021E 2022E 2023E 2024E 2025E 2026E Technology Sales - 41 . 4 117 . 2 166 . 1 192 . 2 365 . 4 Hydrogen Sales - 3 . 9 20 . 7 47 . 6 85 . 9 126 . 3 TOTAL REVENUE - 45 . 2 138 . 0 213 . 7 278 . 1 491 . 7 % Growth - - 205% 55% 30% 77% COGS 5 . 6 49 . 2 111 . 3 156 . 7 178 . 0 296 . 6 GROSS MARGIN ( 5 . 6 ) ( 4 . 0 ) 26 . 7 57 . 0 100 . 1 195 . 1% - - 9% 19% 27% 36% 40 % Operating Costs 3 . 1 4 . 0 5 . 1 6 . 2 7 . 2 7 . 2 EBITDA ( 8 . 7 ) ( 8 . 1 ) 21 . 6 50 . 8 92 . 9 187 . 9% - - 18% 16% 24% 33% 38 % Depreciation 0 . 2 4 . 6 11 . 9 22 . 0 37 . 9 45 . 9 EBIT ( 9 . 0 ) ( 12 . 7 ) 9 . 6 28 . 8 55 . 0 142 . 0 Interest 0 . 2 ( 1 . 8 ) ( 4 . 9 ) ( 9 . 4 ) ( 14 . 5 ) ( 13 . 9 ) EBT ( 8 . 7 ) ( 14 . 5 ) 4 . 7 19 . 4 40 . 5 128 . 1 Tax ( 2 . 2 ) ( 3 . 6 ) 1 . 2 4 . 9 10 . 1 32 . 0 NET INCOME ( 6 . 5 ) ( 10 . 9 ) 3 . 5 14 . 6 30 . 3 96 . 1 OTHER KEY FIGURES Owned Projects Investments p.a. 1 19 . 6 67 . 9 107 . 0 162 . 1 192 . 1 - HEVO - SOLAR units produced 604 4 , 734 10 , 906 17 , 312 21 , 913 24 , 510 43.7 185.1 292.1 436.5 484 . 1 - 43.7 228.8 521.0 957.5 1 ’ 441 . 6 - 54.3 201.5 434.8 769.8 1 ’ 152 . 6 - Lifetime EBITDA of Projects installed each year 2 Est. lifetime project EBITDA 3 Est. lifetime project EBITDA Cum. 3 Est. lifetime project EBITDA Cum. 3 Business Plan 06/2020 29

FUSION FUEL™

05—
BUSINESS PLAN 2025 KPIs

Fusion Fuel's High Level 2025 Targets.

UNDER
€ 2/kg
Levelized Cost of Green Hydrogen in 2023.

OVER
€ 250m
Projected Annual Revenues in 2025.

OVER
20K
Tons of Green Hydrogen per year from owned projects.

OVER
20%
Target Levered IRRs for owned Projects.

Projections and targets are based on the financial and business model of Fusion Fuel, constitute "forward-looking statements" and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation.

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ALL RIGTHS BELONG TO FUSION - FUEL 05 — NEW M AR KET S The business plan is focused around HEVO - SOLAR and the Southern European region. Fusion Fuel is also looking into new markets and products. R&D PROJECTS Fusion Fuel’s R&D team is already investigating potential new products, based on the HEVO, that are not yet included in the business plan. BUSINESS DEVELOPMENT Fusion Fuel is evaluating options to expand its footprint and business relationships beyond Southern Europe, in particular the MENA, USA and Australia. 31

ALL RIGTHS BELONG TO FUSION - FUEL 06 — M I L EST ON E S 2021

FUSION FUEL™

06— 2021 MILESTONES

There are three key milestones for the Fusion Fuel team in 2021.

1—

EVORA PLANT GO-LIVE

First Green Hydrogen Plant go-live is important to prove industrial scale effectiveness of the solution and for bankability of technology.

2—

MOUs & HPAs SIGNED

Hydrogen plants take time to obtain licenses, permits and to develop. Therefore, multi-year agreements to develop plants are important to deliver on growth plans.

3—

PRODUCTION FACILITY

Commencement of development of new facility during summer 2021 and delivery of first units from that facility by year-end are important to avoid delays to growth plan.

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